EV Trail LLC

Statement of Cash Flows

For Year 2018

** UNAUDITED **

OPERATING ACTIVITIES

    Net Income $ (383)

Net cash provided by Operating Activities $ (383)

FINANCING ACTIVITIES

    Curtis Claar Equity $ 833

Net cash provided by Financing Activities $ 833

Net cash increase for period $ 450

Cash at end of period $ 450

